Exhibit 99.3

APhria establishes exClusive agreement with rapid Dose therapeutics to bring innovative quickStrip™ oral thin strips to market

Production of oral thin strips to begin in 2019 at Aphria

Leamington, Ontario - November 5, 2018 - Aphria Inc. (“Aphria” or the “Company”) (TSX: APHA and NYSE: APHA) today announced it has established an agreement with Rapid Dose Therapeutics Inc. (“RDT”) that grants the Company with exclusive global preferred rights to license, manufacture, distribute and sell RDT’s QuickStrip™ innovative, proprietary delivery technology for both medical and adult-use cannabis market.

The Company intends to begin production of oral thin strips at its production facilities in Leamington, Ontario in 2019.

“Aphria is excited to revolutionize the way patients and consumers integrate cannabis into their lives and to bring QuickStrip™ technology - a product unlike any other - to the cannabis market,” said Jakob Ripshtein, President of Aphria. "This agreement with RDT further demonstrates Aphria’s commitment to bringing advanced products and innovations that will fit the needs of every consumer. Further, the QuickStrip™ technology will help ease concerns surrounding consumption by providing a product that delivers a consistent and precise dosage form.”

RDT’s proprietary QuickStrip™ technology is a Quick, Convenient, Precise, Discreet™ oral fast-dissolving drug delivery system that offers a smoke-free choice to consumers.

Aphria is a shareholder of RDT, having acquired 7,200,000 shares in a non-brokered private placement completed in August 2018 at a price of $0.75 per share for total gross proceeds of $5,400,000, representing approximately a 9.7% interest in the company.

We Have A Good Thing Growing.

About Aphria

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario - the greenhouse capital of Canada - Aphria has been setting the standard for the low-cost production of safe, clean and pure pharmaceutical-grade cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company’s portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders’ multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphria.ca

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For media inquiries please contact:

Tamara Macgregor

Vice President, Communications

tamara.macgregor@aphria.com

437-343-4000

For investor inquiries please contact:

John Sadler

Vice President, Investor Relations

john.sadler@aphria.com

416-315-0600

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, execution of a definitive agreement, expectations with respect to production of QuickStrip™ products, expectations for future growing capacity and costs, the completion of future expansions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.